UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 2, 2012

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q2 and Half Year Results”, dated August 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 2, 2012	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew Q2 and Half Year Results

2 August 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the second quarter ended 30 June 2012.

	3 months* to			6 months** to
	30 June 2012	2 July 2011	Underlying change	30 June 2012	2 July 2011	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	1,029	1,077	2	2,108	2,132	3
Trading profit[2]	234	236	6	486	477	6
Operating profit[2]	210	226		446	457
Trading profit margin (%)	22.7	21.9	80bps	23.0	22.4	60bps
EPSA (cents)[3]	18.1	18.1		37.6	36.5
EPS (cents)	32.7	17.2		50.7	34.7
Divisional revenue[1]
Advanced Surgical Devices global	774	819	2	1,613	1,642	2
Advanced Wound Management global	255	258	4	495	490	4

*	Q2 2012 comprises 63 trading days (2011: 63 trading days). ** H1 2012 comprises 127 trading days (2011: 127 trading days)

Q2 Financial Highlights

•	Revenue of $1,029 million, up 2% on an underlying basis

•	Trading profit of $234 million, up 6% on an underlying basis

•	Trading profit margin up 80 bps to 22.7% as ASD restructuring benefits come through

•	Strong performance from Sports Medicine Joint Repair and NPWT

•	EPSA consistent at 18.1 cents

•	Group moves to net cash of $150 million

•	Interim dividend increased 50% to 9.9¢ and new progressive dividend policy

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew completed a good first half as we continued to generate top-line growth and delivered an improved trading profit margin. This demonstrates the early benefits of our actions to reshape the Group to provide the right commercial models, innovation and efficiencies required to win in our markets today and in the future.

“We have consistently delivered revenue and earnings growth and strong cash generation in the challenging markets of the last few years. This financial strength, and our confidence in delivering against our Strategic Priorities, has enabled us to increase substantially our dividend pay-out, whilst keeping the flexibility to meet our organic and inorganic growth objectives.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s second quarter results will be held at 7.30am GMT/8.30am BST/3.30am EST today, Thursday 2 August. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q212. If interested parties are unable to connect to the web, a listen-only service is available by calling +44(0)20 3364 5381 (passcode 8741712) in the UK or +1646 254 3366 (passcode 8741712) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and disposals. See note 4 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 5 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and disposals.

3	Adjusted earnings per ordinary share (‘EPSA’) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 30 June 2012 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Second Quarter Results

Smith & Nephew completed a good first half as we continued to generate top-line growth and delivered an improved trading profit margin. This demonstrates the early benefits of our actions to reshape the Group to provide the right commercial models, innovation and efficiencies required to win in our markets today and in the future.

Our revenue was $1,029 million in the quarter, up 2% on an underlying basis year-on-year. On a reported basis revenue was down -4%. The variance was due to a -3% negative currency headwind and the impact of the Bioventus transaction. We announced the completion of this during the quarter, transferring our Biologics and Clinical Therapies business to Bioventus, retaining a 49% shareholding and realising a $251 million gain.

Trading profit in the quarter was $234 million, up 6% underlying on last year (2011: $236 million). This resulted in a Group trading profit margin of 22.7%, a strong performance, and 80 basis points ahead of 2011. This margin improvement reflects principally the positive impact of the restructuring of ASD in the US.

Conditions across our Established Markets remained subdued, with some small signs of improvement in the US being offset by continued challenges in Europe. We delivered 2% growth in the US, 1% in our other Established Markets and 10% in the Emerging and International Markets, with China, India and the Middle East all performing strongly. Sports Medicine Joint Repair and Negative Pressure Wound Therapy (“NPWT”) performed well in the quarter.

The net interest impact for the period was $nil. The tax rate for the quarter, and estimated effective rate for the full year, was 30.2% on profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale. Adjusted attributable profit of $162 million is before these items and taxation thereon.

Adjusted earnings per share in the quarter was 18.1¢ (90.5¢ per American Depositary Share, “ADS”), in line with last year. Basic earnings per share was 32.7¢ (163.5¢ per ADS) (2011: 17.2¢).

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs) was $285 million in the quarter, reflecting a trading profit to cash conversion ratio of 122%, compared with 103% a year ago. The Group benefitted from the payment of $51 million of Spanish government receivables during the period.

The Group had $150 million net cash at the period end, against net debt of $28 million at the end of Q1 2012 and $346 million at Q2 2011. The Group received $93 million in net cash from the Bioventus transaction.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $774 million in the quarter, up 2% on the same period last year on an underlying basis (excluding a -3% currency headwind and -4% impact from the Bioventus transaction) (2011: $819 million). We grew revenue in the US by 2%, whilst our other Established Markets in aggregate were flat. We achieved a 10% increase in the Emerging and International Markets. Overall we saw some signs of market stabilisation in the US and a continued challenging picture in Europe.

Trading profit was in line with 2011 at $177 million, while the trading profit margin increased 120 basis points to 22.8% (2011: 21.6%) as the benefits from our actions to restructure ASD in the US come through. The restructuring in Europe is well underway and proceeding to plan.

Like-for-like price pressure across our Hip and Knee Implant and Trauma franchises remained similar to previous quarters, at around -2%, including the effects of the biennial price reductions in Japan. Price pressure was partially offset through mix gains.

Our Knee Implant franchise grew at 3%, a good performance against a strong comparable, and in line with the global market.

Our performance was helped by further good sales of the LEGIONà Revision Knee System, and we extended the LEGION family with the launch of the LEGION HK during the quarter. This product, with its kinematic design, is well positioned within the hinged knee revision sub-segment, which is estimated to be worth in excess of $300 million per annum.

We also announced the next generation of our leading JOURNEYà knee family, with the limited market release of the JOURNEY II TKA in the US. Early feedback from both surgeons and patients has been positive and we are planning for full global market release in early 2014.

Our Hip Implant franchise continued to feel the effects of negative commentary in the metal-on-metal total hip replacement sector, with the decline in sales of our BIRMINGHAM HIPà Resurfacing System increasing quarter on quarter, despite its excellent clinical record. Revenue across the franchise was down -5%, against a market up 2%.

We saw good growth in revenue in our focus areas across the traditional hip implant portfolio, including products featuring our VERILASTà bearing technology, the SMFà Short Modular Femoral Hip System, the R3à Acetabular System and the POLARCUPà Dual Mobility Hip System.

We announced an important addition to our hip portfolio, the REDAPTà Revision Femoral System. This addresses a global revision market estimated to be valued at over $700 million per annum. We are currently in limited market release and expect to launch into the US later this year.

Our Sports Medicine Joint Repair franchise returned to double-digit growth, with revenue up 10% in the quarter. We saw a good performance in knee repair in particular, driven by the continued success of our FAST-FIXà 360 Meniscal Repair System and other recent product innovations. Our twice-yearly arthroscopy Fellowship Meeting was held in Memphis for the first time, enabling customers to experience the integrated ASD and our new state-of-the-art Innovation Centre.

Revenue in our Arthroscopic Enabling Technologies franchise fell by -4%, primarily due to customers reducing their capital spending on visualisation equipment. We continued the roll-out of our innovative DYONICSà PLATINUM range of specialty blades during the period.

Revenue from our Trauma franchise was up 3%, or 5% when discounting the continuing effects of the previously disclosed expiring US royalties. Whilst this is a better performance than Q1, we believe there is more work required in this franchise. We introduced two new plating systems during the quarter. The VLPà FOOT Percutaneous Calcaneus Plating System and the PERI-LOCà Ankle Fusion Plating System both offer unique features and extend our leading ALL28à Foot and Ankle Portfolio.

Advanced Wound Management global (“AWM”)

AWM continues to outperform the market, with revenue growing at 4% in the period on an underlying basis (excluding a -5% currency impact) to $255 million (2011: $258 million). This was a good result set against a weaker market in both the US and Europe, which we estimate grew at 2%, and a strong comparator quarter when we benefitted from the effects of the consolidation of our distributor network in Canada in the same period last year.

The US returned 6% growth, driven by continuing strong performance from our NPWT portfolio. The non-US Established Markets grew at 3%, with France, Germany, the Nordics and Australia all performing well. Our Emerging and International Markets grew 9%. Exudate Management grew at 4% and Infection Management was flat.

The AWM trading profit in the quarter was $57 million (2011: $59 million), giving a trading profit margin of 22.4% (2011: 23.0%). This reflects the expected reversal of the cost phasing benefit seen in Q1 2012. To further balance the manufacturing footprint and reduce our cost of goods we announced the proposed move of additional manufacturing to Suzhou, China.

We continue to win market share in NPWT, securing a number of major new customers in the quarter. Sales of PICOà are gaining momentum and we extended the range with a number of dressing options during the quarter. We were pleased that PICO was named as one of the International Design Excellence Awards finalists in the Medical and Scientific Products category by the Industrial Designers Society of America in May. We also expanded our NPWT platform, securing innovative complementary technology through the acquisition of Kalypto Medical.

We added 11 new products and line-extensions in Q2. This included ALLEVYNà Life, a unique new foam dressing that extends our ALLEVYN family of products. ALLEVYN Life is the latest product innovation to address the findings of new research into the real life concerns of patients living with wounds. It offers multiple benefits for the patient and clinician, including a change indicator to avoid unnecessary dressing changes, reducing wastage, and masking to prevent patient embarrassment and stigma caused by exudate being obviously visible through the dressing. ALLEVYN Life was launched in Germany in June and will be introduced throughout Europe during the rest of 2012.

Half Year Results

For the half year, reported revenues were $2,108 million, with underlying growth up 3% compared to the same period last year (excluding a -2% currency headwind and -2% impact of Bioventus transaction) (2011: $2,132 million).

Reported trading profit for the six month period was $486 million (2011: $477 million) with the trading profit margin up 60 basis points to 23.0%.

The net interest charge was $2 million. The tax charge of $239 million is based upon an estimated effective rate for the full year of 30.2% on profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale. Adjusted attributable profit before these items and taxation thereon was $336 million and attributable profit was $453 million.

EPSA increased in the first half by 3% year-on-year to 37.6¢ (188.0¢ per ADS) (2011: 36.5¢). Reported basic earnings per share was 50.7¢ (253.5¢ per ADS), compared to 34.7¢ in the same period of 2011.

Trading cash flow was $477 million compared with $448 million a year ago. This is a trading profit to cash conversion ratio of 98% compared with 94%.

Dividend increase and new dividend policy

The Board of Smith & Nephew has approved a step-change increase in the level of dividend pay-out and a move to a progressive dividend policy.

Smith & Nephew has consistently delivered revenue and earnings growth and strong cash generation in the challenging markets of the last few years. Twelve months ago we announced our new Strategic Priorities, focusing our business on liberating resources to invest in driving greater growth. We have also been reviewing Smith & Nephew’s dividend policy in the context of our financial performance and strategic direction.

As a result, the Board is increasing the level of the 2012 interim dividend payment by 50% to 9.9¢ per share (49.5¢ per ADS), compared with 6.6¢ last year. This will be paid on 30 October 2012 to shareholders on the register at the close of business on 12 October 2012.

The Board also intends to pursue a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows.

From 2013 onwards, the Board will review the appropriate level of total annual dividend each year, in light of the full year results and outlook for the Group. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year.

Dividends will continue to be declared in US Dollars with an equivalent amount in Sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive Sterling dividends.

One of our five Strategic Priorities is supplementing organic growth through acquisitions. Our focus on pursuing and evaluating such acquisitions to generate shareholder value, and our ability to fund them, is unchanged. The Board will continue to keep under review the appropriate capital structure for the Group, including the potential for capital returns to shareholders.

Outlook

We are performing in line with our expectations and our guidance for the full year, provided in February 2012, is unchanged. Emerging market economies have continued to perform strongly and the US is showing some signs of stabilisation, although we are not immune to the impacts of the macroeconomic uncertainties and continuing challenging economic environment across Europe.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS

Unaudited Group Income Statement for the three months and six months to 30 June 2012

3 Months 2011	3 Months 2012		Notes	6 Months 2012	6 Months 2011
$m	$m			$m	$m
1,077	1,029	Revenue	4	2,108	2,132
(287)	(265)	Cost of goods sold		(536)	(563)

790	764	Gross profit		1,572	1,569
(521)	(512)	Selling, general and administrative expenses		(1,041)	(1,029)
(43)	(42)	Research and development expenses		(85)	(83)

226	210	Operating profit	5	446	457
1	2	Interest receivable		3	2
(3)	(2)	Interest payable		(5)	(6)
(2)	(1)	Other finance costs		(2)	(3)
—	(1)	Share of loss from associates		(1)	—
—	251	Profit on disposal of net assets held for sale	10	251	—

222	459	Profit before taxation		692	450
(69)	(167)	Taxation	8	(239)	(141)

153	292	Attributable profit (A)		453	309

		Earnings per share (A)	2
17.2 ¢	32.7 ¢	Basic		50.7 ¢	34.7 ¢
17.1 ¢	32.5 ¢	Diluted		50.4 ¢	34.5 ¢

Unaudited Group Statement of Comprehensive Income for the three months and six months to 30 June 2012

3 Months 2011	3 Months 2012			6 Months 2012	6 Months 2011
$m	$m			$m	$m
153	292	Attributable profit (A)		453	309
		Other comprehensive income:
68	(65)	Translation adjustments		(15)	104
2	(1)	Net (losses)/gains on cash flow hedges		(2)	(1)
(23)	(67)	Actuarial (losses)/gains on defined benefit pension plans		(19)	13
7	24	Taxation on items taken directly to equity		9	(3)

54	(109)	Other comprehensive income for the period, net of tax		(27)	113

207	183	Total comprehensive income for the period (A)		426	422

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 30 June 2012

31 Dec 2011		Notes	30 June 2012	2 July 2011
$m			$m	$m
	ASSETS
	Non-current assets
783	Property, plant and equipment		765	808
1,096	Goodwill		1,091	1,195
423	Intangible assets		411	430
4	Other financial assets		165	6
13	Investment in associates	11	126	14
—	Retirement benefit assets		12	—
223	Deferred tax assets		148	219

2,542			2,718	2,672

	Current assets
859	Inventories		872	942
1,037	Trade and other receivables		1,001	1,050
184	Cash and bank	13	221	245

2,080			2,094	2,237
125	Assets held for sale	10	—	—

4,747	TOTAL ASSETS		4,812	4,909

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent:
191	Share capital		192	191
413	Share premium		433	408
(766)	Treasury shares		(757)	(777)
91	Other reserves		74	219
3,258	Retained earnings		3,615	3,092

3,187	Total equity		3,557	3,133

	Non-current liabilities
16	Long-term borrowings	13	15	18
287	Retirement benefit obligations		308	251
8	Other payables due after one year		8	11
45	Provisions due after one year		53	70
66	Deferred tax liabilities		72	78

422			456	428

	Current liabilities
306	Bank overdrafts and loans due within one year	13	56	572
564	Trade and other payables due within one year		538	562
78	Provisions due within one year		51	41
171	Current tax payable		154	173

1,119			799	1,348
19	Liabilities directly associated with assets held for sale	10	—	—

1,560	Total liabilities		1,255	1,776

4,747	TOTAL EQUITY AND LIABILITIES		4,812	4,909

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and six months to 30 June 2012

3 Months 2011	3 Months 2012		6 Months 2012	6 Months 2011
$m	$m		$m	$m
		Net cash inflow from operating activities
222	459	Profit before taxation	692	450
2	—	Net interest payable	2	4
73	78	Depreciation and amortisation	158	146
—	1	Share of loss from associates	1	—
—	(251)	Profit on disposal of net assets held for sale	(251)	—
9	11	Share based payment expense	20	16
(6)	49	Movement in working capital and provisions	(63)	(39)

300	347	Cash generated from operations (B)	559	577
(1)	(1)	Net interest paid	(3)	(4)
(103)	(102)	Income taxes paid	(158)	(165)

196	244	Net cash inflow from operating activities	398	408

		Cash flows from investing activities
—	103	Proceeds on disposal of net assets held for sale	103	—
—	(10)	Investment in associate	(10)	—
(33)	—	Acquisitions (net of $2 million of cash acquired)	—	(33)
(60)	(72)	Capital expenditure	(130)	(133)

(93)	21	Net cash (used in)/from investing activities	(37)	(166)

103	265	Cash flow before financing activities	361	242

		Cash flows from financing activities
3	7	Proceeds from issue of ordinary share capital	21	12
1	—	Proceeds from own shares	—	4
(2)	—	Purchase of own shares	—	(6)
(88)	(97)	Equity dividends paid	(97)	(88)
(38)	(208)	Cash movements in borrowings	(254)	(154)
3	4	Settlement of currency swaps	5	2

(121)	(294)	Net cash used in financing activities	(325)	(230)

(18)	(29)	Net increase/(decrease) in cash and cash equivalents	36	12
227	230	Cash and cash equivalents at beginning of period	161	195
6	(5)	Exchange adjustments	(1)	8

215	196	Cash and cash equivalents at end of period (C)	196	215

B	Including cash outflows in the six month period to 30 June 2012 of $26 million (2011 – $2 million) relating to restructuring and rationalisation costs and a legal settlement of $22 million (2011 – $nil).

Including cash outflows in the three month period to 30 June 2012 of $10 million (2011 – $1 million) relating to restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $25 million (2011 – $30 million).

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the six months to 30 June 2012

	Share capital	Share premium	Treasury shares*	Other Reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2012 (audited)	191	413	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	(17)	443	426
Equity dividends paid	—	—	—	—	(97)	(97)
Share based payments recognised	—	—	—	—	20	20
Cost of shares transferred to beneficiaries	—	—	9	—	(9)	—
Issue of ordinary share capital	1	20	—	—	—	21

At 30 June 2012	192	433	(757)	74	3,615	3,557

	Share capital	Share premium	Treasury shares*	Other Reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	103	319	422
Equity dividends paid	—	—	—	—	(88)	(88)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	16	16
Cost of shares transferred to beneficiaries	—	—	7	—	(3)	4
Issue of ordinary share capital	—	12	—	—	—	12

At 2 July 2011	191	408	(777)	219	3,092	3,133

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

NOTES

1.	These half-yearly financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2011. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risks successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2011, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 894 million (2011 – 890 million). The diluted weighted average number of ordinary shares in issue is 899 million (2011 – 896 million).

3 Months 2011		3 Months 2012			Notes	6 Months 2012		6 Months 2011
$m		$m				$m		$m
153		292		Attributable profit		453		309
				Adjustments:
1		14		Restructuring and rationalisation costs	7	20		2
9		10		Amortisation of acquisition intangibles		20		18
—		(251)		Profit on disposal of net assets held for sale	10	(251)		—
(2)		97		Taxation on excluded items	8	94		(4)

161		162		Adjusted attributable profit		336		325

18.1	¢	18.1	¢	Adjusted earnings per share		37.6	¢	36.5	¢
18.0	¢	18.0	¢	Adjusted diluted earnings per share		37.4	¢	36.3	¢

3.	The Orthopaedics and Endoscopy business units, reported separately in the annual accounts of the Group for the year ended 31 December 2011, have been combined into a single operating entity named Advanced Surgical Devices. This segmentation reflects the revised Group structure announced in August 2011. Revenue, trading profit, operating profit and total assets by business segment comparative figures have been restated accordingly.

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

4.	Revenue by segment for the three months and six months to 30 June 2012 was as follows:

3 Months 2011	3 Months 2012		6 Months 2012	6 Months 2011	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	6 Months
		Revenue by business segment
819	774	Advanced Surgical Devices	1,613	1,642	2	2
258	255	Advanced Wound Management	495	490	4	4

1,077	1,029		2,108	2,132	2	3

		Revenue by geographic market
435	413	United States	858	874	2	2
523	493	Other Established Markets (D, E)	1,014	1,036	1	2
119	123	Emerging and International Markets	236	222	10	11

1,077	1,029		2,108	2,132	2	3

D	Other Established Markets comprises Canada, Europe, Japan, Australia and New Zealand.

E	Includes United Kingdom six months revenue of $142 million (2011 – $140 million) and three months revenue of $72 million (2011 – $72 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency and disposals. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Disposals effect	Underlying growth in revenue
	%	%	%	%
6 Months
Advanced Surgical Devices	(2)	2	2	2
Advanced Wound Management	1	3	—	4

	(1)	2	2	3

3 Months
Advanced Surgical Devices	(5)	3	4	2
Advanced Wound Management	(1)	5	—	4

	(4)	3	3	2

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

5.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2011	3 Months 2012		Notes	6 Months 2012	6 Months 2011
$m	$m			$m	$m
226	210	Operating profit		446	457
1	14	Restructuring and rationalisation costs	7	20	2
9	10	Amortisation of acquisition intangibles		20	18
236	234	Trading profit		486	477
Operating and trading profit by segment for the three months and six months to 30 June 2012 were as follows:
		Operating profit by business segment
169	155	Advanced Surgical Devices		345	356
57	55	Advanced Wound Management		101	101
226	210			446	457

		Trading profit by business segment
177	177	Advanced Surgical Devices		379	371
59	57	Advanced Wound Management		107	106

236	234			486	477

6.	Total assets by business segment as at 30 June 2012 were as follows:

31 Dec 2011		30 June 2012	2 July 2011
$m		$m	$m
3,396	Advanced Surgical Devices	3,553	3,649
819	Advanced Wound Management	878	796

4,215	Operating assets by business segment	4,431	4,445
125	Assets held for sale	—	—
407	Unallocated corporate assets (F)	381	464

4,747	Total assets	4,812	4,909

F	Consisting of deferred tax assets, cash at bank and retirement benefit assets.

7.	Restructuring and rationalisation costs of $20 million (2011 – $2 million) were incurred in the six month period to 30 June 2012. These relate mainly to people costs associated with the structural and process changes announced in August 2011. No costs (2011 – $2 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

The charge in the three month period to 30 June 2012 was $14 million (2011 – $1 million). These relate mainly to people costs associated with the structural and process changes announced in August 2011. No costs (2011 – $1 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

8.	Of the $239 million (2011 – $141 million) taxation charge for the six months, $227 million (2011 – $112 million) relates to overseas taxation. Taxation of $145 million (2011 – $145 million) for the six months on the profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale is at the full year effective rate. In 2012, a net taxation charge of $94 million (2011 – taxation benefit of $4 million) arose on profit on disposal of net assets held for sale after adjusting for restructuring and rationalisation costs and amortisation of acquisition intangibles.

In March 2012, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2013 will be reduced to 23%. The relevant legislation has been enacted in 2012. The deferred tax impact of this change will result in a credit which has been taken into account in calculating the effective tax rate for the year ending on 31 December 2012.

9.	The 2011 final dividend totalling $97 million was paid on 9 May 2012. The first interim dividend of 2012 of 9.9 US cents per ordinary share was declared by the Board on 1 August 2012. This is payable on 30 October 2012 to shareholders whose names appeared on the register at the close of business 12 October 2012. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 12 October 2012. Shareholders may participate in the dividend re-investment plan.

10.	In January 2012, the Group announced its intention to sell the Clinical Therapies business (“CT business”) to Bioventus LLC (“Bioventus”). This was completed on 4 May 2012 for a total consideration of $367 million and resulted in a profit before taxation of $251 million. The revenue of the CT business in the four month period to disposal was $69 million and profit before taxation was $12 million. The details of the transaction are set out below:

$m
Loan note receivable from Bioventus (included within Other financial assets)	160
Investment of 49% in Bioventus	104
Cash	103

Total consideration	367
Net assets of businesses disposed and disposal transaction costs	(116)

Profit before taxation	251

Interest is due on the $160 million loan note from Bioventus and will accrue from the issue date. For the period to May 2014, interest will be added to the outstanding principal amount.

11.	The movement in investment in associates for the six month period ended 30 June 2012 is set out below:

	30 June 2012	2 July 2011
	$m	$m
Balance at 1 January	13	13
Investment of 49% in Bioventus	104	—
Additional investment in Bioventus	10	—
Share of loss from associates	(1)	—
Exchange adjustments	—	1

Balance carried forward	126	14

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

12.	The principal risks and uncertainties related to Smith & Nephew’s business are unchanged from those set out in the 2011 Annual Report on pages 12 to 18 and are as follows: highly competitive markets; continual development and introduction of new products; dependence on government and other funding; world economic conditions; political uncertainties; currency fluctuations; manufacturing and supply; attracting and retaining key personnel; proprietary rights and patents; product liability claims and loss of reputation; regulatory compliance in the healthcare industry; regulatory approvals and other risk factors.

13.	Net cash/(debt) as at 30 June 2012 comprises:

	30 June 2012	2 July 2011
	$m	$m
Cash and bank	221	245
Long-term borrowings	(15)	(18)
Bank overdrafts and loans due within one year	(56)	(572)
Net currency swap liabilities (G)	—	(1)

	150	(346)

The movements in the period were as follows:
Opening net debt as at 1 January	(138)	(492)
Cash flow before financing activities	361	242
Proceeds from issue of ordinary share capital	21	12
Proceeds from own shares	—	4
Purchase of own shares	—	(6)
Equity dividends paid	(97)	(88)
Exchange adjustments	3	(18)

Closing net cash/(debt)	150	(346)

G	Net currency swap liabilities of $nil (2011 – $1 million) comprise $1 million (2011 – $2 million) of current liability derivatives within trade and other payables and $1 million (2011 – $1 million) of current assets derivatives within trade and other receivables.

Directors’ Responsibilities Statement

The directors confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules. The Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2011 Annual Report except that, as announced in the Annual Report, Dr Rolf Stomberg retired from the Board of Directors following the Annual General Meeting on 12 April 2012. On the same date, Baroness Virginia Bottomley of Nettlestone joined the Board of Directors as a Non-Executive Director.

By order of the Board:

Olivier Bohuon	Chief Executive Officer	1 August 2012
Adrian Hennah	Chief Financial Officer	1 August 2012

SMITH & NEPHEW plc

2012 QUARTER TWO AND HALF YEAR RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and six months ended 30 June 2012 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 13. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report for the three and six months ended 30 June 2012 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

1 August 2012